UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File No. 0-50878 CUSIP NO. 87485H103
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Tamalpais Bancorp
Full Name of Registrant

Epic Bancorp
Former Name if Applicable

630 Las Gallinas Ave.
Address of Principal Executive Office (Street and Number)

San Rafael, California 94903
City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our Annual Report on Form 10-K for the period ended December 31, 2009 could not be filed within the prescribed time period because we experienced delays in resolving certain disclosures and will not have the information necessary to complete the reporting process within the deadline for filing the Form 10-K for the year ended December 31, 2009. These delays could not be eliminated without unreasonable effort or expense. We expect to file the Form 10-K within the time period permitted by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Karry Bryan	(415) 526-6400
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported by the Company, the net loss for the full year of 2009 was $37.6 million and the annual loss per share was $9.84, compared to net income of $4.8 million and EPS of $1.26 in the prior year. To meet regulatory requirements, the Company’s subsidiary, Tamalpais Bank, continues to divest itself of portions of its loan portfolio to reduce its risk exposure in classified assets and to facilitate the required roll-off of brokered deposits. The resulting loan loss provisions recorded for loans sold in the fourth quarter of 2009, for loans to be sold in the first quarter of 2010, and general provisions, increased the allowance for loan losses as a percent of total loans held for investment to 5.03% as of December 31, 2009, from 1.37% as of December 31, 2008. In the fourth quarter, the Company increased its allowance for loan losses for non-performing loans and to acknowledge the decline in commercial real estate values.

TAMALPAIS BANCORP
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Mark Garwood

:		Mark Garwood
Chief Executive Officer